FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 27, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP’S SHAREHOLDINGS IN
CHESAPEAKE GOLD CORP.

VANCOUVER, BRITISH COLUMBIA, February 27, 2007 - GOLDCORP INC. announces that, as a result of the completion of the plan of arrangement between Chesapeake Gold Corp. (“Chesapeake”) (TSX-V: CKG) and American Gold Capital Corporation (“American Gold”), it acquired, in exchange for its 3,750,000 common shares of American Gold, (a) an additional 1,087,500 common shares of Chesapeake, representing approximately 3.77% of the issued and outstanding common shares of Chesapeake, (b) 543,750 common share purchase warrants of Chesapeake, representing approximately 12.06% of the issued and outstanding common share purchase warrants of Chesapeake, and (c) 108,750 Class A, Series 1 restricted voting shares of Chesapeake, which provide rights of conversion on certain conditions, representing approximately 12.06% of the issued and outstanding Class A, Series 1 restricted voting shares of Chesapeake.

Goldcorp now owns 1,975,170 common shares of Chesapeake, representing approximately 6.85% of the issued and outstanding common shares of Chesapeake as well as common share purchase warrants entitling it to acquire an additional 543,750 common shares of Chesapeake at a price of $8.00 per share until February 23, 2012 and Class A, Series 1 restricted voting shares of Chesapeake entitling it to acquire, under certain conditions as more fully described in Goldcorp’s early warning report being filed concurrently with this press release, additional common shares of Chesapeake. Given the various factors that will have to be taken into consideration in determining the conversion basis for the Class A, Series 1 restricted voting shares of Chesapeake, at this time Goldcorp is unable to determine how many common shares of Chesapeake it will receive upon conversion of its Class A, Series 1 restricted voting shares of Chesapeake, but it could result in Goldcorp owning greater than 10% of the common shares of Chesapeake.

Goldcorp does not have any present intention to acquire ownership of, or control over, additional securities of Chesapeake. It is the intention of Goldcorp to evaluate its investment in Chesapeake on a continuing basis and such holdings may be increased or decreased in the future.

Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, or to obtain a copy of the early warning report filed in connection with Goldcorp’s holdings in Chesapeake, please contact:

Jeff Wilhoit	Melanie Pilon
Vice President, Investor Relations	Director, Investor Relations
Goldcorp Inc.	Goldcorp Inc.
Telephone: (604) 696-3074	Telephone: (604) 696-3024
Fax: (604) 696-3001	Fax: (604) 696-3001

e-mail: info@goldcorp.com
website: www.goldcorp.com